

October 20, 2010

Robert Holdsworth
Chief Executive Officer
Energy Edge Technologies Corporation
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

> **RE: Energy Edge Technologies Corporation**
> **Amendment No. 2 to Form S-1**
> **Filed October 7, 2010**
> **File No. 333-167853**

Dear Mr. Holdsworth:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one in our letter dated July 27, 2010, as well as the reduction in the number of shares that the selling security holders are offering from 42,825,000 to 21,156,825, particularly your chief executive officer, Robert Holdsworth, who has reduced the number of shares he is seeking to offer from 30,700,000 to 10,000,000. We remain concerned, however, that the secondary offering could in fact be a primary offering. In this regard, we note that based on the information you disclose in the prospectus non-affiliated security holders appear to beneficially own approximately 6,456,825 shares. We also note that one of your directors, Yin Hu, who is a selling security holder, appears to be an affiliate of a registered broker-dealer and that you are planning to engage in a concurrent self-underwritten primary offering that will be offered and sold through the efforts of your chief executive officer. As previously requested, please provide us with a detailed analysis as to why the proposed offering by your officers and directors is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which may be found at www.sec.gov/divisions/corpfin/guidance/securitiesactrules -interps.htm. In your response, please address each of the factors identified in the interpretation. Alternatively, please revise your disclosure to name as underwriters each of your directors and officers participating in the resale of shares held by them and to indicate that your officers and directors must sell their shares at a fixed price.

Prospectus Cover Page

2. We note your response to comment seven in our letter dated July 27, 2010. As previously requested, please revise the commission legend set forth atop your prospectus cover page to also refer to the company, given that you are engaging in the primary offering of 10,000,000 shares.

3. We note that immediately above the offering table, you indicate that the prospectus relates to "10,000,000 shares Offered at $0.10 per share." Please also indicate that these shares are being offered by the company and that 31,156,825 shares are being offered by selling security holders. Please also comply with this comment on the back cover page of the prospectus.

4. We note your response to comment nine in our letter dated July 27, 2010, and have the following comments:

   • Please disclose the date the self-underwritten offering of 10,000,000 shares will end.

   • We note your disclosure that "[t]he proceeds…will be payable to: Bank of America…" and, on page seven, that "[s]ubscriptions are to be made payable "Robert Holdsworth, Bank of America…." Please clarify whether these accounts that you reference are escrow, trust, or similar accounts. If so, please explain to us why funds received from your self-underwritten offering should be made payable to either Bank of America or Robert Holdsworth. If you have not made any escrow, trust, or similar arrangements, please state this fact and describe the effect the lack of such account may have on investors.

Prospectus Summary, page 5

5. We note your response to comment 11 in our letter dated July 27, 2010. As previously requested, please provide a brief overview of the key aspects of both offerings that you are seeking to register (i.e., the direct offering by you and the offering by your selling security holders). In this regard, we note that you have only provided an overview of the direct offering assuming a minimum and maximum number of shares are sold. In addition, please delete from the summary the paragraph on page six concerning Rule 416 and the paragraph seven concerning the Commission's policy regarding indemnification. Neither disclosure is appropriate for the summary.

Summary of the Offering, page 7

Net Proceeds after Offering Expenses, page 7

6. Please accurately state the amount of net proceeds that you would receive from
    the maximum direct offering, which appears would be $921,655.36. Please also
    comply with this comment with regard to your disclosure on page 19.

Use of Proceeds, page 7

7. Please provide an accurate cross-reference to the "Use of Proceeds" section,
    which appears to begin on page 17.

Risk Factors, page 8

8. We note your response to comment 17 in our letter dated July 27, 2010. Please
    consolidate risk factors (30) and (31), which both appear to discuss "penny stock"
    issues.

(17) Compliance with changing regulation of corporate governance and public disclosure
may result in additional expenses, page 12

9. We note your response to comment 15 in our letter dated July 27, 2010. Please
    explain to us why you believe that the shares offered pursuant to this prospectus
    will be subject to certain restrictions on transferability following the offering.

Use of Proceeds, page 17

10. We note your response to comment 18 in our letter dated July 27, 2010. Please
    clarify what you mean by your disclosure that you "anticipate[]…the net proceeds
    of the Primary Offering will be used primarily to increase revenues…."

Market For Common Equity and Related Stockholder Matters, page 18

11. We note your response to comment 20 in our letter dated July 27, 2010. As
    previously requested, please provide a table that shows your capitalization as of
    the most recent balance sheet date and as adjusted on a pro forma basis to reflect
    the impact of completing your direct offering at both the minimum and maximum
    levels.

Dilution, page 20

12. We note your response to comment 19 in our letter dated July 27, 2010. Please
    provide us with the computations you used to arrive at each amount presented in
    your table on page 20 related to the minimum offering and maximum offering.

Business and Recent Developments, page 21

13. We note your response to comment 22 in our letter dated July 27, 2010. As previously requested, please add a materially complete description of the transaction pursuant to which assets were "transferred in" to the company in January 2008.

14. Your statement that "EETC has experienced success over the past 7 years" appears inconsistent with your disclosure that you were "in the development stage until January 1, 2008 when the assets, liabilities, and operations of a sole proprietorship controlled by the Company's sol[e] stockholder were transferred in." Please revise your disclosure accordingly.

15. We note your response to comment 24 in our letter dated July 27, 2010. Please disclose the term of your reimbursement contingency insurance policy and describe any material conditions or qualifications included in the policy.

Competitive Business Conditions within the Industry, page 23

16. We note your response to comment 27 in our letter dated July 27, 2010. As previously requested, please describe the general methods of competition used by companies in your industry.

Industry Summary, page 25

17. We note your response to comment 31 in our letter dated July 27, 2010. Please remove your market statistics in the second paragraph that date back to 2005 or update them as previously requested.

Competitive Strengths within the Industry, page 26

18. We note your response to comment 33 in our letter dated July 27, 2010. Please clarify what products and/or services Enernoc and Glacial Energy provide to your customers.

Certain Legal Proceedings, page 30

19. We reissue comment 41 in our letter dated July 27, 2010. Please disclose whether any of your directors or executive officers has been involved in the proceedings described by Item 401(f) of Regulation S-K during the past 10 years and, if so, discuss such involvement. We note that your current disclosure is limited to a five-year period.

Executive Compensation, page 31

Compensation of Directors, page 31

20. We note your response to comment 42 in our letter dated July 27, 2010. Please
add a directors compensation table reflecting such compensation during your
fiscal year ended December 31, 2009. See Item 402(r) of Regulation S-K. Please
also clarify whether your directors will be or already have been compensated with
stock awards "for services rendered…for the year ending December 31, 2010," as
suggested by footnote (1) to the existing table. Please note that you may provide
narrative, rather than tabular, disclosure regarding your standard compensation
arrangements for directors. See Item 402(r)(3) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 32

21. We note your response to comment 44 in our letter dated July 27, 2010. As
previously requested, please include each of your executive officers and directors
in the table. In this regard, we note that only one of your four directors is
included in the table and that each of your directors appears to beneficially own
your securities based on the director compensation disclosure on page 31 and your
selling security holder disclosure. Please refer to Item 403(b) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

22. We note response to comment 43 in our letter dated July 27, 2010 and your
revised disclosure. Please tell us why you have not included the January 1, 2008
transaction referred to on page 21 of the prospectus.

Selling Security Holders, page 33

23. We note your response to comment 45 in our letter dated July 27, 2010, and have
the following comments:

- Please clarify the meaning of "PPM Investor" in your selling security holders
  table.

- As previously requested, please quantify the number of shares and, if greater
  than one percent, the percentage of outstanding common stock each selling
  shareholder will hold once the offering is complete. Your current disclosure
  suggests that no shares would be sold. See Item 507 of Regulation S-K.

- Please describe under this heading the transaction or transactions pursuant to
  which each of your selling security holders acquired their shares.

24. We note your response to comment 46 in our letter dated July 27, 2010. We also note from Mr. Hu's biographical information on page 29 that he is the "CEO and Founder of Oceancross Capital, LLC, a FINRA/SIPC member security broker-dealer," which appears to be a going concern. Please clarify for us whether Mr. Hu himself is a registered broker-dealer or an affiliate of a broker-dealer. Please note that we may have additional comments based on your response. In addition, please also disclose under this heading, if true, that none of the selling security holders other than Mr. Hu are broker-dealers or affiliates of a broker-dealer. If you cannot make this disclosure, please identify for us the other selling security holders that are broker-dealers or affiliates of broker-dealers.

25. Please provide an accurate cross-reference to your discussion of Rule 144. Please also comply with this comment on page 40 in the section entitled "Plan of Distribution."

26. We note your response to comment 47 in our letter dated July 27, 2010. Please remove the disclaimer language in the last clause of the subject paragraph (which now appears as the last paragraph on page 36), as it is inappropriate. Please revise the same disclaimer language appearing on page 41, too.

Shares Eligible For Future Sale, page 38

Rule 144, page 38

27. We note your response to comment 49 in our letter dated July 27, 2010. Please disclose the number of shares that your affiliates are presently able to sell under the Rule 144 safe harbor, rather than pursuant to the prospectus. See Item 201(a)(2)(ii) of Regulation S-K.

Plan of Distribution, page 39

28. Please provide clear disclosure regarding how sales will be allocated between your direct public offering and the resales conducted by your selling stock holders, including to what extent investors will know whether they are purchasing shares from, and therefore generating proceeds, for your company versus purchasing such shares from selling stock holders. Please also tell us what consideration you have given to providing risk factor disclosure regarding the potential conflicts of interest that may arise as result of Mr. Holdsworth selling shares of his own at the same time he is participating, on your behalf, in the self-underwritten offering. Further, disclose whether you have implemented a procedure to resolve these potential conflicts of interest and, if so, describe such procedure.

29. We note your response to comment 53 in our letter dated July 27, 2010. Your disclosure in the first paragraph on page 41 references "Rule 424(b) under the Securities Act," which permits information to be included in a prospectus supplement after a registration statement is declared effective. Please revise your disclosure to reflect that the information contained in this paragraph would need to be disclosed in a post-effective amendment, rather than a prospectus supplement.

Management's Discussion and Analysis or Plan of Operation, page 42

30. We note your response to comment two in our letter dated July 27, 2010. Please enhance your management's discussion and analysis section to include a discussion of your liquidity and capital resources as required by Items 303(a)(1) and (2) of Regulation S-K. In addition, please discuss in detail the business reasons for the changes between periods in your financial statement line items for the year ended December 31, 2009 as compared to December 31, 2008. See Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Results of Operations, page 42

31. Please ensure the amounts presented in your discussion of results of operations agree to the amounts presented on the face of your statements of operations. For example, you disclose on page 43 that you recorded a loss before income tax of $691,202 for the second quarter of 2010, compared to a profit of $24,287 for the second quarter of 2009. In addition, you disclose that you recorded a net loss of $692,409 for the second quarter of 2010. These amounts, as well as other amounts included in your results of operations discussion, differ from the amounts presented on the face of your statements of operations. Please revise accordingly.

Financial Statements for the Year Ended December 31, 2009

General

32. We note your response to comment 59 in our letter dated July 27, 2010. You state that you issued 29,998,500 shares to the founder for services rendered and were valued at $300. This equates to a value of $0.000001 per share, while you were issuing shares in other transactions at this time at $0.10 per share. Please tell us what consideration you gave as to whether these shares were issued for nominal consideration. Note that nominal issuances of common stock should be reflected in a manner similar to a stock split or stock dividend. Refer to SAB Topic 4:D.

Statements of Operations, page F-3

33. It is not clear why your weighted average common shares outstanding for the year ended December 31, 2008 was zero, as disclosed on page F-3, given that you disclose on pages F-2 and F-4 that you had 1,500 shares outstanding as of December 31, 2008. Please revise.

Note 2 – Summary of Significant Accounting Policies, page F-6

Income Taxes, page F-7

34. We note your response to comment 61 in our letter dated July 27, 2010. Since you revoked your election to be taxed as an S Corporation and are now taxed as a C Corporation effective January 1, 2010, you should revise your statement of stockholder's equity (deficit) on page F-13 to move the retained earnings (deficit) to additional paid in capital. See SAB Topic 4:B.

Note 6 – Subsequent Events, page F-10

35. You sold 1,000,000 shares of common stock at $0.05 per share in May 2010. Please tell us who these shares were sold to and clarify whether the shares were sold to a related party or not.

Financial Statements for the Period Ended June 30, 2010

General

36. Please address the above comments in your interim financial statements as well, as applicable.

Balance Sheet, page F-11

37. We note your response to comment 64 in our letter dated July 27, 2010. The column heading of your December 31, 2009 balance sheet indicates that these amounts have been audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended June 30, 2010, you should not refer to them as being audited. Please revise.

Note 4 – Prepaid Consulting Fees, page F-18

38. Please enhance your disclosure to clarify how you determined that $450,000 of the consulting fees should be expensed while $450,000 should be classified as a prepaid expense.

Item 15. Recent Sales of Unregistered Securities, page 49

39. We note your response to comment 69 in our letter dated July 27, 2010. Please identify the exemption from registration that you relied upon for each of the unregistered transactions described under this heading and briefly state the facts that made available such exemption.

Item 16. Exhibits, page 50

40. We note your response to comment 70 in our letter dated July 27, 2010. As previously requested, please file as an exhibit to the registration statement the fully executed insurance agreement that you have entered into with Lloyds of London. If you believe this contract contains competitively sensitive information, you may file an application for confidential treatment pursuant to Rule 406 under the Securities Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Securities Act. Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance's views regarding the proper preparation of a request for confidential treatment.

Item 17. Undertakings, page 51

41. We note your response to comment 72 in our letter dated July 27, 2010. Please revise the last undertaking on page 50 to conform to the language set forth in Item 512(h) of Regulation S-K.

Exhibit 5.1

42. Please have counsel revise its opinion to indicate the date thereof.

43. We note your response to comment 75 in our letter dated July 27, 2010. As previously requested, please have counsel revise its opinion to refer to the correct par value of your shares, which is $0.00001 per share according to the amendment to your articles of incorporation.

Exhibit 23.1

44. We note your response to comment 6in our letter dated July 27, 2010. Please
   make arrangements with your auditor to revise the consent to refer to the audit
   report dated October 1, 2010. Currently, the consent refers to an audit report
   dated June 2, 2010.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus
Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding
comments on the financial statements and related matters. Please contact Hagen Ganem,
Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338
with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David M. Rees (via facsimile at (801) 355-5005)